UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
  _________________________________

SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 11)*

  _________________________________
Northern Oil and Gas, Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
665531109
(CUSIP NUMBER)
Christopher D. Moore
Angelo, Gordon & Co, L.P.
245 Park Avenue, 26th Floor
New York, NY 10167
Tel. No.: (212) 692-2009

COPIES TO:

Jason Daniel
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street
Suite 1800
Dallas, TX 75201
(214) 969-4209
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 1, 2021
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ◻
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,748,466 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,748,466 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,748,466 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON* IA, PN

(1) Consisting of 3,067,591 shares of common stock, par value $0.001 per share (“Common Stock”), of Northern Oil and Gas, Inc. (the “Issuer”) and the number of shares of Common Stock into which shares of 6.500% Series A Perpetual Cumulative Convertible Preferred Stock (“Preferred Stock”) of the Issuer is convertible, subject to the limitations of the Conversion Cap.

  * Based on 45,851,326 shares of Common Stock of the Issuer outstanding as of November 2, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on November 6, 2020.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS AG Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,748,466 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,748,466 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,748,466 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON* OO, HC

(1) Consisting of 3,067,591 shares of Common Stock and the number of shares of Common Stock into which shares Preferred Stock is convertible, subject to the limitations of the Conversion Cap.

 * Based on 45,851,326 shares of Common Stock of the Issuer outstanding as of November 2, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on November 6, 2020.

CUSIP No. 665531109		13D

1	NAME OF REPORTING PERSONS JAMG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,748,466 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,748,466 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,748,466 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON* OO

(1) Consisting of 3,067,591 shares of Common Stock and the number of shares of Common Stock into which shares Preferred Stock is convertible, subject to the limitations of the Conversion Cap.

  * Based on 45,851,326 shares of Common Stock of the Issuer outstanding as of November 2, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on November 6, 2020.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS Josh Baumgarten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,748,466 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,748,466 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,748,466 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON* IN, HC

(1)	Consisting of 3,067,591 shares of Common Stock and the number of shares of Common Stock into which shares Preferred Stock is convertible, subject to the limitations of the Conversion Cap.

  * Based on 45,851,326 shares of Common Stock of the Issuer outstanding as of November 2, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on November 6, 2020.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS Adam Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,748,466 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,748,466 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,748,466 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON* IN, HC

(1)	Consisting of 3,067,591 shares of Common Stock and the number of shares of Common Stock into which shares Preferred Stock is convertible, subject to the limitations of the Conversion Cap.

 * Based on 45,851,326 shares of Common Stock of the Issuer outstanding as of November 2, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on November 6, 2020.

AMENDMENT NO. 11 TO SCHEDULE 13D

This Amendment No. 11 to Schedule 13D amends and supplements the Schedule 13D filed by (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), (ii) AG Partners, LLC, a Delaware limited liability company (“AG Partners”), (iii) JAMG LLC, a Delaware limited liability company (“JAMG”) and (iv) Michael L. Gordon with the Securities and Exchange Commission (the “SEC”) on August 30, 2019, as amended by the Amendment No. 1 to Schedule 13D (the “Amendment No. 1”), filed on October 21, 2019, Amendment No. 2 to Schedule 13D (the “Amendment No. 2”), filed on November 5, 2019, Amendment No. 3 to Schedule 13D (the “Amendment No. 3”), filed on November 11, 2019, Amendment No. 4 to Schedule 13D (the “Amendment No. 4”), filed on November 20, 2019, Amendment No. 5 to Schedule 13D (the “Amendment No. 5”), filed on January 22, 2020, Amendment No. 6 to Schedule 13D (the “Amendment No. 6”), filed on February 13, 2020, Amendment No. 7 to Schedule 13D  (the “Amendment No. 7”), filed on February 25, 2020, Amendment No. 8 to Schedule 13D (the “Amendment No. 8”), filed on March 10, 2020, Amendment No. 9 to Schedule 13D (the “Amendment No. 9”), filed on May 26, 2020 and Amendment No. 10 to Schedule 13D (the “Amendment No. 10”), filed on October 28, 2020 (the “Schedule 13D”).

This Amendment No. 11 amends and supplements the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background
(a) This statement is filed by: (i) Angelo Gordon, (ii) AG Partners, (iii) JAMG, (iv) Josh Baumgarten and (v) Adam Schwartz (collectively with Angelo Gordon, AG Partners, JAMG and Mr. Baumgarten, the “Reporting Persons”).
Angelo Gordon, in its capacity as investment manager to certain managed accounts and investment fund vehicles (collectively, the “Accounts”), has sole power to vote all shares of Common Stock held in the Accounts and to dispose of all shares of Common Stock held in the Accounts. Mr. Baumgarten and Mr. Schwartz are the managing members of JAMG, which is the managing member of AG Partners, which is the sole general partner of Angelo Gordon and Mr. Baumgarten and Mr. Schwartz are the co-chief executive officers of Angelo Gordon. Each of Mr. Baumgarten, Mr. Schwartz, JAMG and AG Partners may be deemed to control Angelo Gordon.
(b) The business address of the Reporting Persons is 245 Park Avenue, 26th Floor, New York, New York 10167.
(c) The principal business of Angelo Gordon is the management of the assets and activities of the Accounts. The principal business of AG Partners is acting as the general partner of Angelo Gordon.  The principal business of JAMG is acting as the managing member of AG Partners. The principal business of Mr. Baumgarten and Mr. Schwartz is acting as the co-managing members of JAMG and the co-chief executive officers of Angelo Gordon.
(d) None of the Reporting Persons nor any of the Accounts have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons nor any of the Accounts have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Angelo Gordon is a Delaware limited partnership. AG Partners is a Delaware limited partnership. JAMG is a Delaware limited liability company. Mr. Baumgarten is a United States citizen. Mr. Schwartz is a United States citizen.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated to read as follows:
(a) - (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  Such information is based on 45,851,326 shares of Common Stock outstanding as of November 2, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on November 6, 2020.
Angelo Gordon, in its capacity as investment manager to the Accounts, has sole power to vote 4,748,466 shares of Common Stock and the power to dispose of 4,748,466 shares of Common Stock held in the Accounts, consisting of 3,067,591 shares of Common Stock held in the Accounts and 1,680,875 shares of Common Stock issuable upon the conversion of the Preferred Stock, as limited by the Conversion Cap. As the general partner of Angelo Gordon, AG Partners may be deemed to have the sole power to vote 4,748,466 shares of Common Stock and the power to dispose of 4,748,466 shares of Common Stock held in the Accounts. As the managing member of AG Partners, JAMG may be deemed to have the sole power to vote 4,748,466 shares of Common Stock and the power to dispose of 4,748,466 shares of Common Stock held in the Accounts. As the co-managing member of JAMG and the co-chief executive officer of Angelo Gordon, Mr. Baumgarten may be deemed to have shared power to vote 4,748,466 shares of Common Stock and the shared power to dispose of 4,748,466 shares of Common Stock held in the Accounts. As the co-managing member of AG Partners and the co-chief executive officer of Angelo Gordon, Mr. Schwartz may be deemed to have shared power to vote 4,748,466 shares of Common Stock and the shared power to dispose of 4,748,466 shares of Common Stock held in the Accounts.
(c) Not Applicable.
(d) Not Applicable.
(e) Not Applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1. Joint Filing Agreement by and Among the Reporting Persons
Exhibit 99.2. Power of Attorney granted by Josh Baumgarten in favor of Kirk Wickman, dated January 11, 2021
Exhibit 99.3. Power of Attorney granted by Adam Schwartz in favor of Kirk Wickman, dated January 11, 2021

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 11, 2021

ANGELO, GORDON & CO., L.P.

By: AG Partners, LLC
Its General Partner

By: JAMG LLC
Its Managing Member

By: /s/ Josh Baumgarten
Its Managing Member

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

AG PARTNERS, LLC

By: JAMG LLC
Its Managing Member

By: /s/ Josh Baumgarten
Its Co-Managing Member

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

JAMG LLC

By: /s/ Josh Baumgarten
Its Co-Managing Member

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

JOSH BAUMGARTEN

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

ADAM SCHWARTZ

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

EXHIBIT 99.1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of Northern Oil and Gas, Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of January 11, 2021.

ANGELO, GORDON & CO., L.P.

By: AG Partners, LLC
Its General Partner

By: JAMG LLC
Its Managing Member

By: /s/ Josh Baumgarten
Its Co-Managing Member

By: /s/ Kirk Wickman
Kirk Kirk Wickman
Attorney-in-Fact

AG PARTNERS, LLC

By: JAMG LLC
Its Managing Member

By: /s/ Josh Baumgarten
Its Co-Managing Member

By: /s/ Kirk Wckman
Kirk Wickman
Attorney-in-Fact

JAMG LLC

By: /s/ Josh Baumgarten
Its Co-Managing Member

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

JOSH BAUMGARTEN

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

ADAM SCHWARTZ

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

EXHIBIT 99.2

POWER OF ATTORNEY

I, JOSH BAUMGARTEN, do hereby appoint Kirk Wickman as my true and lawful attorneys-in-fact (each an “Attorney-in-Fact” and, collectively, the “Attorneys-in-Fact”), each, individually or jointly, with full power of substitution and resubstitution, to have full power and authority to act in my name, place and stead and on my behalf to:

1)
execute and deliver for and on behalf of me, in my personal capacity or my capacity as one or more of an officer, director, managing member, or significant stockholder of Angelo, Gordon & Co., L.P., AG Partners, LLC or any of their subsidiaries (collectively, the “Company”), documents, certificates, instruments, statements, agreements, reports, schedules, or other filings to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Exchange Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Exchange Act;

2)
do and perform any and all acts for and on behalf of me that such Attorney-in-Fact (in his or her sole discretion) determines may be necessary or desirable to complete and execute any such reports, schedules or other filings and timely file same with the SEC; and

3)
take any other action of any type whatsoever in connection with the foregoing which, in the sole opinion of such Attorney-in-Fact, may be of benefit to, in the best interest of, or legally required by me, it being understood that the documents executed by such Attorney-in-Fact on behalf of me pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such Attorney-in-Fact may approve in his or her sole discretion.

I hereby ratify and confirm all that the Attorneys-in-Fact shall lawfully do and that they have done or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.  I acknowledge that the Attorneys-in-Fact, in serving in such capacity at my request, are not assuming, nor is the Company assuming, (i) any of my responsibilities to comply with the requirements of the Exchange Act or the Securities Act or any liability for my failure to comply with such requirements, or (ii) any obligation or liability I incur for profit disgorgement under Section 16(b) of the Exchange Act.  I further acknowledge that this Power of Attorney does not relieve me from responsibility for compliance with my obligations under the Exchange Act or the Securities Act.

This Power of Attorney shall not revoke any powers of attorney granted by me, nor shall this Power of Attorney be revoked by future powers of attorney I grant.  This Power of Attorney shall remain in full force and effect until I am no longer subject to Sections 13 and 16 of the Exchange Act, unless earlier revoked by me in a signed writing delivered to the Attorneys-in-Fact.

I acknowledge receipt of the following language provided in Section 5-1513 of the General Obligations Law of the State of New York (the “Cautionary Language”), provided, however, (1) for the avoidance of doubt, I understand and agree, and affirm that it is my intent, that if any provision contained in the Cautionary Language shall be inconsistent with any of the foregoing provisions of this Power of Attorney, the foregoing provisions shall prevail to the fullest extent permitted by law, and (2) nothing in this Power of Attorney shall be construed as an admission or acknowledgement by me that this Power of Attorney is subject to the requirements of Section 5-1501B of the General Obligations Law of the State of New York:

CAUTION TO THE PRINCIPAL: Your Power of Attorney is an important document.  As the “principal,” you give the person whom you choose (your “agent”) authority to act on your behalf.  You do not lose your authority to act even though you have given your agent similar authority.

When your agent exercises this authority, he or she must act according to any instructions you have provided or, where there are no specific instructions, in your best interest.  “Important Information for the Agent” at the end of this document describes your agent’s responsibilities.

Your agent can act on your behalf only after signing the Power of Attorney before a notary public.

You can request information from your agent at any time.  If you are revoking a prior Power of Attorney by executing this Power of Attorney, you should provide written notice of the revocation to your prior agent(s) and to the financial institutions where your accounts are located.

You can revoke or terminate your Power of Attorney at any time for any reason as long as you are of sound mind.  If you are no longer of sound mind, a court can remove an agent for acting improperly.

Your agent cannot make health care decisions for you.  You may execute a “Health Care Proxy” to do this.”

The law governing Powers of Attorney is contained in the New York General Obligations Law, Article 5, Title 15.  This law is available at a law library, or online through the New York State Senate or Assembly websites, www.senate.state.ny.us or www.assembly.state.ny.us.

If there is anything about this document that you do not  understand, you should ask a lawyer of your own choosing to explain it to you.

IMPORTANT INFORMATION FOR THE AGENT: When you accept the authority granted under this Power of Attorney, a special legal relationship is created between you and the principal.  This relationship imposes on you legal responsibilities that continue until  you resign or the Power of Attorney is terminated or revoked.  You must:

(1) act according to any instructions from the principal, or, where there are no instructions, in the principal’s best interest;

(2) avoid conflicts that would impair your ability to act in the principal’s best interest;

(3) keep the principal’s  property  separate and distinct from any assets you own or control, unless otherwise permitted by law;

(4)  keep a  record or all receipts, payments, and transactions conducted for the principal; and

(5) disclose your identity as an agent whenever you act for the principal by writing or printing the principal’s name and signing your own name as “agent” in either of the following manner: (Principal’s Name) by (Your Signature) as Agent, or (your signature) as Agent for (Principal’s Name).

You may not use the principal’s assets to benefit yourself or give major  gifts to yourself or anyone else unless the principal has specifically granted you that authority in this Power of Attorney or in a Statutory Major Gifts Rider attached to this Power of Attorney.  If you have that authority, you must act according to any instructions of the principal or, where there are no such instructions, in the principal’s best interest.  You may resign by giving written notice to the principal and to any co-agent, successor agent, monitor if one has been  named in this document, or the principal’s guardian if one has been appointed.  If there is anything about this document or your responsibilities that you do not understand, you should seek legal advice.

Liability of agent: The meaning of the authority given to you is defined in New York’s General Obligations Law, Article 5, Title 15.  If it is found that you have violated the law or acted outside the authority granted to you in the Power of Attorney, you may be liable under the law for your violation.

IN WITNESS WHEREOF, I have executed this Power of Attorney on January 11, 2021.

Signature:    /s/ Josh Baumgarten
Name:            Josh Baumgarten

ACKNOWLEDGEMENT OF APPOINTMENTS BY ATTORNEYS-IN-FACT:
The undersigned executed this Power of Attorney on January 11, 2021.

By:     /s/ Kirk Wickman
Name: Kick Wickman
Title:       Attorney-in-Fact

EXHIBIT 99.3

POWER OF ATTORNEY

I, ADAM SCHWARTZ, do hereby appoint Kirk Wickman as my true and lawful attorneys-in-fact (each an “Attorney-in-Fact” and, collectively, the “Attorneys-in-Fact”), each, individually or jointly, with full power of substitution and resubstitution, to have full power and authority to act in my name, place and stead and on my behalf to:

1)
execute and deliver for and on behalf of me, in my personal capacity or my capacity as one or more of an officer, director, managing member, or significant stockholder of Angelo, Gordon & Co., L.P., AG Partners, LLC or any of their subsidiaries (collectively, the “Company”), documents, certificates, instruments, statements, agreements, reports, schedules, or other filings to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Exchange Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Exchange Act;

2)
do and perform any and all acts for and on behalf of me that such Attorney-in-Fact (in his or her sole discretion) determines may be necessary or desirable to complete and execute any such reports, schedules or other filings and timely file same with the SEC; and

3)
take any other action of any type whatsoever in connection with the foregoing which, in the sole opinion of such Attorney-in-Fact, may be of benefit to, in the best interest of, or legally required by me, it being understood that the documents executed by such Attorney-in-Fact on behalf of me pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such Attorney-in-Fact may approve in his or her sole discretion.

I hereby ratify and confirm all that the Attorneys-in-Fact shall lawfully do and that they have done or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.  I acknowledge that the Attorneys-in-Fact, in serving in such capacity at my request, are not assuming, nor is the Company assuming, (i) any of my responsibilities to comply with the requirements of the Exchange Act or the Securities Act or any liability for my failure to comply with such requirements, or (ii) any obligation or liability I incur for profit disgorgement under Section 16(b) of the Exchange Act.  I further acknowledge that this Power of Attorney does not relieve me from responsibility for compliance with my obligations under the Exchange Act or the Securities Act.

This Power of Attorney shall not revoke any powers of attorney granted by me, nor shall this Power of Attorney be revoked by future powers of attorney I grant.  This Power of Attorney shall remain in full force and effect until I am no longer subject to Sections 13 and 16 of the Exchange Act, unless earlier revoked by me in a signed writing delivered to the Attorneys-in-Fact.

I acknowledge receipt of the following language provided in Section 5-1513 of the General Obligations Law of the State of New York (the “Cautionary Language”), provided, however, (1) for the avoidance of doubt, I understand and agree, and affirm that it is my intent, that if any provision contained in the Cautionary Language shall be inconsistent with any of the foregoing provisions of this Power of Attorney, the foregoing provisions shall prevail to the fullest extent permitted by law, and (2) nothing in this Power of Attorney shall be construed as an admission or acknowledgement by me that this Power of Attorney is subject to the requirements of Section 5-1501B of the General Obligations Law of the State of New York:

CAUTION TO THE PRINCIPAL: Your Power of Attorney is an important document.  As the “principal,” you give the person whom you choose (your “agent”) authority to act on your behalf.  You do not lose your authority to act even though you have given your agent similar authority.

When your agent exercises this authority, he or she must act according to any instructions you have provided or, where there are no specific instructions, in your best interest.  “Important Information for the Agent” at the end of this document describes your agent’s responsibilities.

Your agent can act on your behalf only after signing the Power of Attorney before a notary public.

You can request information from your agent at any time.  If you are revoking a prior Power of Attorney by executing this Power of Attorney, you should provide written notice of the revocation to your prior agent(s) and to the financial institutions where your accounts are located.

You can revoke or terminate your Power of Attorney at any time for any reason as long as you are of sound mind.  If you are no longer of sound mind, a court can remove an agent for acting improperly.

Your agent cannot make health care decisions for you.  You may execute a “Health Care Proxy” to do this.”

The law governing Powers of Attorney is contained in the New York General Obligations Law, Article 5, Title 15.  This law is available at a law library, or online through the New York State Senate or Assembly websites, www.senate.state.ny.us or www.assembly.state.ny.us.

If there is anything about this document that you do not  understand, you should ask a lawyer of your own choosing to explain it to you.

IMPORTANT INFORMATION FOR THE AGENT: When you accept the authority granted under this Power of Attorney, a special legal relationship is created between you and the principal.  This relationship imposes on you legal responsibilities that continue until  you resign or the Power of Attorney is terminated or revoked.  You must:

(1) act according to any instructions from the principal, or, where there are no instructions, in the principal’s best interest;

(2) avoid conflicts that would impair your ability to act in the principal’s best interest;

(3) keep the principal’s  property  separate and distinct from any assets you own or control, unless otherwise permitted by law;

(4)  keep a  record or all receipts, payments, and transactions conducted for the principal; and

(5) disclose your identity as an agent whenever you act for the principal by writing or printing the principal’s name and signing your own name as “agent” in either of the following manner: (Principal’s Name) by (Your Signature) as Agent, or (your signature) as Agent for (Principal’s Name).

You may not use the principal’s assets to benefit yourself or give major  gifts to yourself or anyone else unless the principal has specifically granted you that authority in this Power of Attorney or in a Statutory Major Gifts Rider attached to this Power of Attorney.  If you have that authority, you must act according to any instructions of the principal or, where there are no such instructions, in the principal’s best interest.  You may resign by giving written notice to the principal and to any co-agent, successor agent, monitor if one has been  named in this document, or the principal’s guardian if one has been appointed.  If there is anything about this document or your responsibilities that you do not understand, you should seek legal advice.

Liability of agent: The meaning of the authority given to you is defined in New York’s General Obligations Law, Article 5, Title 15.  If it is found that you have violated the law or acted outside the authority granted to you in the Power of Attorney, you may be liable under the law for your violation.

IN WITNESS WHEREOF, I have executed this Power of Attorney on January 11, 2021.

Signature:       /s/ Adam Schwartz
Name:                Adam Schwartz

ACKNOWLEDGEMENT OF APPOINTMENTS BY ATTORNEYS-IN-FACT:
The undersigned executed this Power of Attorney on January 11, 2021.

By:     /s/ Kirk Wickman
Name: Kirk Wickman
Title:       Attorney-in-Fact